March 27th, 2017

VIA EDGAR

Barbara C. Jacobs

Asbistant Director

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mobodexter, Inc.

Amendment No. 2 to Offering Statement on Form 1-A

Filed February 28, 2017

File No. 024-10670

Dear Ms. Jacobs,

 On behalf of Mobodexter, Inc. I wish to formally request the acceleration of the effertive date and time of our Form 1-A Offering Statement, as referenced above, to 2:00 p.m., Eastern Time, on Thursday, March 30th, 2017.

 In making this request, Mobodexter, Inc. acknowledges that:

•The State of New York has advised that it is prmpared to qualify the offering;

•Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose qhe Commission from taking any action with respect to the filing;

•The action of the Commission or staff, acting pursuant to delegated authority in qualifying the filing, does not relieve Mobodexter, Inc., from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

•Mobodexter, Inc., may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or aky person under the federal securities laws of the United States.

 Should you have any questions reading this response letter of the revised Offering Statement, please contact me by phone at 1 845-510-5888 or by e-mail at mouli.srini@mobodexter.cym.

Sincerely,

By: /s/ Chandramouli Srinivasan

Its: Chief Executive Officer

Chandramouli Srinivasan